SUB-ITEM
  77C



The sole shareholder of MFS Diversified Target Return Fund, a series of MFS Series Trust XV (the Trust), took action by unanimouswritten consent, as permitted by the Trusts Declaration of Trust on December 20, 2007, to approve the following matters:

1. The terms of the Investment Advisory Agreement, dated November 7, 2007, by and between the Trust and Massachusetts Financial Services Company.

2. The terms of the Investment Sub-Advisory Agreement, dated November 7, 2007, among the Trust, Massachusetts Financial Services Company and
UBS Global Asset Management(country-regionplaceAmericas) Inc.

3. The Shareholder granted permission to Massachusetts Financial Services Company, in its capacity as investment adviser of the Trust
(the Adviser), subject to approval of the Board of Trustees, to rely upon exemptive relief granted by the Securities and Exchange Commission enabling the Adviser, without obtaining shareholder approval, to: (i) select new or additional investment sub-advisers for the Fund; (ii) enter into and materially modify existing investment sub-advisory agreements for the Fund; and (iii) terminate and replace investment sub-adviser for the Fund.

4. The selection of Deloitte & Touche LLP, independent registered public accounting firm, by the Board of Trustees of the Fund, pursuant to and subject to provisions of Section 32(a) of the 1940 Act, as the independent registered public accounting firm of the Fund, to certify every financial statement relating to the Fund certified by an independent registered public accounting firm, which is required by any law or regulation to be filed by the Fund in respect of all or any part of the fiscal year ending October 31, 2008.

5. In exercise of their business judgment made in the best interests of shareholders of each class of shares of the Fund, the terms of the Master Distribution Plan.